

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2011

Via U.S. Mail and Facsimile to (518) 943-4431

Michelle Plummer
Chief Financial Officer
Greene County Bancorp
302 Main Street
Catskill, NY 12414

      Re: Greene County Bancorp
             Form 10-K for Fiscal Year Ended June 30, 2010
             Filed September 27, 2010
             Form 10-Q for Fiscal Quarter Ended December 31, 2010
             Filed February 14, 2011
             File No. 0-25165

Dear Ms. Plummer:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Brittany Ebbertt
                    Staff Accountant